UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) |X| FORM 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_|

                       For Period Ended September 30, 2005

            |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________________

     READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

            Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION:

GLOBAL NATIONAL COMMUNICATIONS CORPORATION
Full Name of Registrant

2/F Hang Wei Building, Road 2, North Hi-Tech Park Address of principal executive offices:

Shenzhen, Guangdong, Peoples Republic of China
City, State and Zip Code

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

|X|      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)   The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(b) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company has had a recent restructuring of its business and a change in management and requires additional time to complete its financial statements.

PART IV  - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Han-Qing Wang                  (86755)               2699 4588
     (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

     |X| Yes           |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Company has restructured its business. Among other things, the Company has transferred the Tellone PHS business back to its original investors and plans to treat that business as discontinued operations.

                   GLOBAL NATIONAL COMMUNICATIONS CORPORATION
     ----------------------------------------------------------------------
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2005                By  /s/ Wang, Han-Qing
                                       -----------------------------
                                       Wang, Han-Qing, Chairman